Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: December 17, 2015

Fox Business Network—U.S. Cable

Mornings With Maria Bartiromo

December 17, 2015

[unofficial transcript]

[Maria Bartiromo, Host]: 2015 has been a record deal for mergers and acquisitions, headlined by the $160B deal between Pfizer and Allergan. The deal facing scrutiny over concerns Pfizer is moving its headquarter overseas, mostly because it wants a lower tax rate. Joining us right now in a Fox Business exclusive is Allergan CEO Brent Saunders. Brent great to have you on the program, thank you so much. And when you first sat down, I mentioned that Forbes magazine cover in which you were featured prominently. And it basically said you were the guy to watch in healthcare, and it turned out to be absolutely true, congratulations.

[Brent Saunders, Allergan CEO]: Thank you, its been a good year.

[Bartiromo]: When does this deal close?

[Saunders]: We think in the second half of 2016, perhaps on the earlier side, but we still have to get through the anti-trust regulators and go through the consult process with them to get a better sense of timing.

[Bartiromo]: Is this about taxes?

[Saunders]: It isn’t. Taxes are a component and I see everyone smiling, but it really is about creating a growth innovator in the pharmaceutical space. This will be the biggest biopharmaceutical company in the world, with the biggest R&D budget in the world. And being able to deliver medicines and cures to patients around the world. So when you look at what this industry is going through, the consolidation in this industry, this really powers up the new Pfizer to be the leader for the forseeable future in driving growth.

[Bartiromo]: Does it get any better than this? Mixing Viagra with Botox, the two hottest selling drugs.

[Geraldo Rivera, Co-host]: The stiffness champion.

[Saunders]: See I told you, a lot of jokes going around.

[Bartiromo]: The stiffness champion, I love it.

[Dagen McDowell, Co-host]: See me, I’m not saying anything.

[Rivera]: Where are you going to be headquartered?

[Saunders]: Our headquarters will be in Dublin, Ireland which is where Allergan is headquartered today.

[Rivera]: So it is a tax dodge basically.

[Saunders]: Well it isnt, we are not a mailbox in Ireland. We combined company will have roughly 5000 employees in Ireland. We will be one of the largest private employers in Ireland.

[Rivera]: I love Dublin, there’s two pubs for every three stores. You went there to beat U.S. taxes though.

[Bartiromo]: Well he is already there. Pfizer is an American company.

[Saunders]: Well to be fair, we are already there and Pfizer pays all of its U.S. taxes. Even after the deal closes, Pfizer will pay all its U.S. taxes on U.S. income.

[Rivera]: But isn’t that exactly what we’re all complaining about? You’re taking essentially an American company, you’re moving it to Ireland to beat U.S. taxes, but you’re still going to be doing business just as vibrantly in the U.S.

[McDowell]: That’s not their fault. That’s the fault of the politicians.

[Bartiromo]: We’re not all complaining about it.

[Gary Kaminsky, Co-host]: Brent is doing what the Pfizer shareholders – if you look at Pfizer stock over the last five years – Pfizer shareholders are crying for this because they want to see a higher return.

[Rivera]: This is what Trump is saying. That we should have a tax code that discourages exactly this move. With all due respect, I would do – if I were him, I would do the same thing, but the problem is from the U.S. point of view is that our Treasury is going to be denied x-amount of billions of dollars and I think that’s…

[Bartiromo]: And that’s their fault because they won’t do tax reform.

[Saunders]: Let me just say – one point in this debate which I think is very important for people to understand is that, when this deal closes and Pfizer becomes Pfizer PLC headquartered in Dublin, we will have 40,000 employees in the U.S., we will spend the vast majority of our $9 billion of R&D in the United States, and we won’t avoid any U.S. taxes. What we will not have to do is pay double tax on foreign earnings back in the United States.

[Bartiromo]: And why should you pay double tax?

[Saunders]: In fact no one does. The hoard the cash offshore so we’re not giving upanything

[McDowell]: If you get tax reform here, if it means better taxation for you, will you move your headquarters back to the United States?

[Saunders]: I don’t think people…well…we’re already there.

[Bartiromo]: Allergan is an Ireland-based company.

McDowell: If you get tax reform here, would you consider moving the HQ here?

[Saunders]: We’d have to look at the situation at the time. Look, we’re very happy to be in Ireland.

Ireland is a great country. We are a very large employer and supporter of the United States.

[Kaminsky]: Listen it’s a public company with public shareholders and he’s gotta do what’s right for the public shareholders.

[Bartiromo]: I’m with you 100%

[Kaminsky]: Let me turn a little bit here and just ask you , you know 9 out of 10, history says 9 out of 10 of mergers don’t add value. You happen to be very fortunate that as a CEO you’ve been in the 1 out of 10, you’ve created a lot of value. Part of doing deals is borrowing money and interest rates, the Fed made this move yesterday, we’ve talked about it, you’re a dealmaker, is this going to have an impact on what deals can be done now in the future with the higher cost of capital?

[Saunders]: I think, to be fair, it could, but going up .25 basis point is still historically incredibly low interest rates and cost of capital. I think for investment grade credit it doesn’t matter. If you’re a high investment grade credit it doesn’t matter, as you start to move down into the higher yield credit companies, perhaps it starts to matter more. And the lower down you go the harder it is because access to capital will become a problem not just cost of capital. So companies like Allergan and companies like Pfizer with very strong credit, we’re fine.

[Bartiromo]: What’s in the pipeline tell us about the pipeline tell us where growth comes from once you are the largest pharmaceutical company in the world.

[Saunders]: Yes, we have a lot of exciting opportunities in the pipeline. The ones I get most excited about are the ones in oncology, particularly immuno-oncology, where we’re looking at a lot of products that can be game changing for people suffering with cancer, potentially even cures over time

[Bartiromo]: Where specifically the cancer, what kind of cancers.

[Saunders]: Well, Pfizer is looking at combinations and a variety of different indications some very tough to treat cancers across the board. They’re looking at, I would say, perhaps close to a dozen different areas and some hard to treat ones. We have some game changing R&D in depression where really there hasn’t been any new modalities or new ways of treating depression in a long time. We have some new ones in diabetic gastroparesis – there has been a new treatment in 30 years. We have some new areas in our aesthetic portfolio, as well. It is a really exciting time our portfolio combined in about 100 mid to late stage programs.

[Rivera]: Are you happy that creepy guy got charged with fraud? That jacked the price up to 700 bucks.

[Saunders]: Yeah I read he got arrested this morning, look I mean I think…

[Rivera]: How do you feel about people who do that kinda stuff? That’s the market he has got shareholders.

[Saunders]: I think the collateral damage is what is problematic, right? There are always bad actors and people pushing the limit in every industry: banking, pharmaceuticals, telecommunications, you name it. What happens in our industry because we have a social contract to invest in R&D, to solve for unmet need, to cure people of disease. You get these guys who trade on the outskirts that really do…

[Rivera]: Make you all look bad.

[Saunders]: Right. And you get collateral damage, you get the politicians that try to cast a wide stone across the entire industry, but look 99% of this industry comes to work everyday trying to do good things and to cure disease and to solve healthcare pricing.

[Rivera]: There must be something else you can stiffen up.

[Bartiromo]: When you see a profiteer, that puts a face on the whole industry, unfortunately. Alright, so when you get these two companies together and you said it probably middle of next year, is there enough overlap that you will see cuts in terms of jobs? Where are the synergies and should we expect cuts?

[Saunders]: So we announced about $2 billion of synergies over three years – about two thirds of that will come from SG&A and so we will really be looking at the overlap of let’s say a finance function or an IT function or an HR function, a little bit in the sales area, but not much there. And really over the period of time a lot of that may come from attrition, so this isn’t about deep cost cutting this is really about growth.

[Kaminsky]: Organic revenue growth post closure is what?

[Saunders]: So we are gonna aspire over the next two three years to get to high single digit top-line growth.

[Bartiromo]: High single-digits revenue growth?

[Saunders]: On a big company you are talking about a company with roughly let’s say $65 billion in sales.

[Bartiromo]: That’s terrific. Brent, really nice to have you on the program

[Saunders]: Yeah, thanks for having me.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.